

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 5, 2009

Via U.S. Mail and Facsimile at 206-392-5807

Mr. William S. Ayer
Chairman and Chief Executive Officer
Alaska Air Group
19300 International Boulevard
Seattle, WA 98188

> **Re: Alaska Air Group**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-08957**

Dear Mr. Ayer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Julie F. Bell
Attorney-Adviser